

December 14, 2017

Steven L. Basta
President and Chief Executive Officer
Menlo Therapeutics, Inc.
200 Cardinal Way, 2nd Floor
Redwood City, California 94063

> **Re: Menlo Therapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on December 5, 2017**
> **CIK No. 0001566044**

Dear Mr. Basta:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management Discussion and Analysis of Financial Condition and Results of Operations
Operating Expenses
Components of Operating Results
Research and Development Expenses, page 59

1.   We acknowledge your response to comment 6. Please revise your disclosures consistent with your response that all of your research and development expenses relate to serlopitant and that the Company does not regularly allocate the stated expenses by the indications studied. Also provide disclosures consistent with your response related to the

third party expenses that can be more easily identified as being associated with a specific indication, and why the Company does not separately track the amounts. In addition, as previously requested for each annual and interim period presented, provide us schedules showing the dollar amount of your research and development expenses related to certain payroll and personnel expenses, stock-based compensation, consulting costs, contract manufacturing and fees paid to CROs, and costs incurred in connection with the Collaboration Agreement.

Notes to Financial Statements
2. Significant Accounting Policies
Revenue Recognition, page F-10

2.   We acknowledge your response to prior comment 13. Please revise your disclosures, consistent with your response to:

- Indicate that the Company performed an evaluation under ASC 605-25 that resulted in the determination that the other deliverables identified did not have stand-alone value apart from the Development and Commercialization License deliverable and therefore are being accounted for as one unit of accounting;
- Discuss how the upfront fee is being allocated to the single unit of accounting, how it is being recognized as revenue including the period and method and your basis for the period used as well as the term of the collaboration agreement;
- Provide a description and the amount for each milestone and whether it is substantive or non-substantive. Refer to ASC 605-28-50-2.

3.   With regards to the services agreement entered into on September 1, 2017 to provide "research and development and related materials" to JT Torii, please revise disclosures to explain the significant terms of the agreement including, but not limited to:

- How you evaluated the terms and accounted for the agreement;
- If you consider the agreement a separate agreement or a modification of the collaboration agreement, and the reasons therefore;
- If there is consideration involved for the agreement;
- The Company's specific obligations under the agreement; and
- The term of the agreement.

4.   We acknowledge your response to comment 13 regarding the non-commercial supply obligation under the agreement. Please provide us further analysis supporting your conclusion that sale of this product at your cost does not represent a significant and incremental discount.

You may contact Christine Torney at (202) 551-3652 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stephen B. Thau